FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

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1. Name and Address of Reporting Person

   Jonas, M.D.,         Jeffrey                    M.
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   (Last)               (First)                 (Middle)

   5353 Sunset Drive
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                                    (Street)

   Kansas City            MO                    64112
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   AVAX Technologies, Inc. (AVAT)
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   October 1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X]   Director                             [ ]   10% Owner
   [X]   Officer (give title below)           [ ]   Other (specify below)

                       President & Chief Executive Officer
                       -----------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)
   [X]  Form filed by One Reporting Person
   [ ]  Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
N/A
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
 b                    2.                                                                                    Deriv-    form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    -----------------           or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date       Expira-          Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-      tion             of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)     (D)  cisable    Date      Title  Shares  5)       4)        4)       4)
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
Non-Statutory       $1.25    10/7/98   J(2)     120,000      12/1/98(3)  12/1/05  Common  120,000          588,872.5  D
Stock Option(1)                                                                   Stock
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

Explanation of Responses:

(1) Represents a Right to Purchase.
(2) Acquired through Authorization of the Board of Directors.
(3) The Option vests at a rate of 1/16 per quarter commencing on December 1, 1998 and ending on September 1, 2002.


/s/ Jeffrey M. Jonas, M.D.                                  November 10, 1998
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedures.


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